[TRANSLATION]
Form No. 1 (1)

                                                                                --------------------------------------------
                                                                                                 Acceptance
                                                                                --------------------------------------------
                                     Amendment No.3 (a)                           Accepting  Accepted      Local    Number
                                                                                    Local      Year       Finance
                                     (Report in accordance with Article 27-25,     Finance               Bureau in
                                     Paragraph 1 of the Securities and Exchange     Bureau                Charge
                                     Law)                                       --------------------------------------------


                                                                                --------------------------------------------



To:   Director of Tokai Local Finance Bureau




Name               Fujio Cho, President, Toyota Motor Corporation       (b)  Effective date of reporting duty  December 24, 2002 (c)
Address or head
office location    1 Toyota-cho, Toyota City, Aichi Prefecture          (b)  Submitted on   January 6, 2003


I.  Matters Regarding Submitter
   1. Issuing company (d)
   ------------------------------------------------------------------------------   ------------------------------------------
    Name of issuing   Aisin Seiki Co., Ltd.  Company code          7259              Page number/Total page        1/7
        company                                                                      number
   ------------------------------------------------------------------------------   ------------------------------------------
                                             *o. Listed     2.Over-the-counter
   ------------------------------------------------------------------------------   ------------------------------------------
         Listed      *   o. Tokyo      o. Osaka       o. Nagoya                      Total number of                2
       securities        4. Fukuoka    5. Sapporo                                    submitter
        exchange                                                                     and joint holders
   ------------------------------------------------------------------------------   ------------------------------------------
      Head office     1, Asahimachi 2-chome, Kariya City, Aichi Prefecture           Submitting method (e)    *   o. Jointly
        location                                                                                                  2. Others
   ------------------------------------------------------------------------------   ------------------------------------------


   2. Submitter (Substantial Shareholder) (f)
   ---------------------------------------------------------------------------------------------------------------------------
   *         1. Individual
             o. Judicial person ( o. Joint stock company     2. Limited liability company     3. Other (               ))
   ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Name
    ---------------------------------------------------------------------------------------------------------------------------
                                                                     Toyota Motor Corporation
    ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Address or head office location
    ---------------------------------------------------------------------------------------------------------------------------
                                                       1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571
    ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Former name
    ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Former address or head office
    location
   ---------------------------------------------------------------------------------------------------------------------------
    Individual  Date of birth                      (pronunciation)                     [omitted in translation]
   ---------------------------------------------------------------------------------------------------------------------------
                                                   Office's name
   ---------------------------------------------------------------------------------------------------------------------------
                Occupation                         Office's address
   ---------------------------------------------------------------------------------------------------------------------------
     Judicial   Date of incorporation              (pronunciation)         [omitted in translation]   Title of Representative
      person    August 27, 1937                                                                              President
   ---------------------------------------------------------------------------------------------------------------------------
                                                   Name of representative          Fujio Cho
   ---------------------------------------------------------------------------------------------------------------------------
                Business        The manufacture, sale, leasing and repair of motor vehicles, industrial vehicles, ships,
                purposes        aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
   ---------------------------------------------------------------------------------------------------------------------------
    Place to contact and name   Yuji Maki, Project General Manager of Planning Department, Accounting Division
    of person in charge
    ---------------------------------------------------------------------------------------------------------------------------
                                                                  Telephone number                        0565 (28) 2121
                                                        ----------------------------------------  -----------------------------

   3. Holding purposes (g)
   -----------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

   -----------------------------------------------------------------------------
                                                                  Form No. 1 (1)

 Form No. 1 (2)

  --------------------------------------------------
    Company code of               7259                                ------------------------------------------------------
    issuing company                                                    Page number/Total page number          2/7
   --------------------------------------------------                 ------------------------------------------------------


   -------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -------------------------------------------------------------------------------------------------------------------------


   4. Breakdown of stock, etc. held by the submitter (h)

  -----------------------------------------------------------------------------------------------------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,       Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                            Item 2
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Shares                        65,558,549   shares               o shares                         o shares
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Warrants               o            o      shares                                      G                     shares
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Certificate of stock   o            o      shares                                      H                     shares
      acquisition rights
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Bonds with stock       o       4,738,675   shares                                      I                     shares
      acquisition rights
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Covered warrants       D            o                                                  J
      relating to
      applicable securities
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Depositary receipts
      representing                        o
      ownership interest
      in shares
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Other related          E            o                                                   K
      depositary receipts
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Bonds redeemable by    F            o                                                   L
      applicable securities
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Total                  M      70,297,224   shares    N           o shares               O                o  shares
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
  Number of shares, etc., which        P      o
  were transferred through a                                          Total number of issued and
  margin transaction and                                              outstanding shares              S  289,229,898 shares
  which are to be deducted                                            (as of December 24, 2002)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
  Number of held shares, etc.,         Q     70,297,224               Percentage of shares, etc.
       (Total)(M+N+O-P)                                               held by the above-stated
                                                                      submitter                                 23.91       %
                                                                      (Q/(R+S)x100)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
  Number of potentially diluted        R      4,738,675               Percentage of shares, etc.                25.36       %
  shares held                                                         held stated in preceding
                                                                      report
      (A+B+C+D+E+F+G+H+I+J+K+L)
  ------------------------------------ ------------------------      ------------------------------- -------------------------

5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)
------------------------------------------------------------------------------------------------------------------------------
       Date               Kind of stock, etc.              Number             Distinction between           Unit Price
                                                                            acquisition and disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
December 24, 2002   Shares of Common Stock            5,451,200 shares   *o  Acquisition o Disposal     JPY 1,536
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                                                                      Form No.1 (2)

 Form No. 1 (3)

   --------------------------------------------------
    Company code of               7259                                ------------------------------------------------------
    issuing company                                                    Page number/Total page number          3/7
   --------------------------------------------------                 ------------------------------------------------------

    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -------------------------------------------------------------------------------------------------------------------------

  6. Material agreements including security agreements related to the shares, etc. (j)
   -----------------------------------------------------------------------------

   Not Applicable
   -----------------------------------------------------------------------------

  7. Funds for acquiring held shares, etc. (k)
    (1) Breakdown of funds for acquisition

   ----------------------------------------------------------- -------------------------------------------------------------
    Amount of own funds   T   21,243,522                             Total amount of       U            o
          (Y1,000)                                               borrowed funds (Y1,000)
   ----------------------------------------------------------- -------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------
    Other funds            Not Applicable
    (specifically)
   -------------------------------------------------------------------------------------------------------------------------
                                                                            Total amount of other    V  o
                                                                                funds (Y1,000)
                                                                          --------------------------------------------------

   --------------------------------------------------------------------------------------------------
    Total amount of funds for
    acquisition                                                21,243,522
          (T+U+V) (Y1,000)
   --------------------------------------------------------------------------------------------------

   (2) Breakdown of loans

   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
    Number         * Name (Name of        Type of         * Name of           * Location       "Purpose"        Amount
                       branch)            business     representative                          of              (Y1,000)
                                                                                               borrowing
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       1          Not Applicable                                                                  * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       2                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       3                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       4                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       5                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       6                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       7                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       8                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       9                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
      10                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
                                                                                                           Form No. 1 (3)


                                                             [TRANSLATION]
Form No. 1 (1)

                                                                                --------------------------------------------------
                                                                                                   Acceptance
                                                                                --------------------------------------------------
                                Amendment No.3 (a)                                Accepting     Accepted    Localm Finance  Number
                                (Report in accordance with Article 27-25,       Local Finance     Year        Bureau in
                                Paragraph 1 of the Securities and Exchange         Bureau                      Charge
                                Law)                                            --------------------------------------------------


To:   Director of Tokai Local Finance Bureau




Name                                                                  (b)   Effective date of reporting duty  December 24, 2002 (c)
-------------------------------------------------------------------------   ------------------------------------------------------
Address or head
office location                                                       (b)   Submitted on   January 6, 2003
-------------------------------------------------------------------------   --------------------------------

I.  Matters Regarding Submitter
-------------------------------
   1. Issuing company (d)
   ------------------------------------------------------------------------------   ------------------------------------------

    Name of issuing   Aisin Seiki Co., Ltd.  Company code          7259              Page number/Total page        4/7
        company                                                                      number
   ------------------------------------------------------------------------------   ------------------------------------------
                                             *o. Listed     2.Over-the-counter
   ------------------------------------------------------------------------------   ------------------------------------------
         Listed      *  o. Tokyo       o. Osaka       o. Nagoya                      Total number of                2
       securities       4. Fukuoka     5. Sapporo                                    submitter
        exchange                                                                     and joint holders
   ------------------------------------------------------------------------------   ------------------------------------------
      Head office     1, Asahimachi 2-chome, Kariya City, Aichi Prefecture           Submitting method (e)    *   o. Jointly
        location                                                                                                  2. Others
   ------------------------------------------------------------------------------   ------------------------------------------

   2. Submitter (Substantial Shareholder) (f)
   ---------------------------------------------------------------------------------------------------------------------------
   *         1. Individual
             o. Judicial person ( o. Joint stock company     2. Limited liability company     3. Other (               ))
   ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Name
   ---------------------------------------------------------------------------------------------------------------------------
                                                     Toyota Central Research & Development Laboratories, Inc.
   ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Address or head office location
   ---------------------------------------------------------------------------------------------------------------------------
                                         41-1, Aza Yokomichi, Oaza Nagakute, Nagakute-cho, Aichi-gun, Aichi-ken, 480-1192
   ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Former name
   ---------------------------------------------------------------------------------------------------------------------------
    (Pronunciation)                                                  [omitted in translation]

    Former address or head office
    location
   ---------------------------------------------------------------------------------------------------------------------------
    Individual  Date of birth                      (pronunciation)                     [omitted in translation]
   ---------------------------------------------------------------------------------------------------------------------------
                                                   Office's name
   ---------------------------------------------------------------------------------------------------------------------------
                Occupation                         Office's address
   ---------------------------------------------------------------------------------------------------------------------------
     Judicial   Date of incorporation              (pronunciation)         [omitted in translation]   Title of Representative
      person    November 9, 1960                                                                             President

   ---------------------------------------------------------------------------------------------------------------------------
                                                   Name of representative      Riichi Takahashi
   ---------------------------------------------------------------------------------------------------------------------------
                Business        Development of fundamental technologies and various research, examination and investigation,
                purposes        etc. on the use of such fundamental technologies.
   ---------------------------------------------------------------------------------------------------------------------------
    Place to contact and name   Mutsushi Ochiai, Manager of Accounting Division
    of person in charge
   ---------------------------------------------------------------------------------------------------------------------------
                                                                  Telephone number                   0561(63)6158
                                                          --------------------------------------------------------------------
   3. Holding purposes (g)
   -------------------------------------------------------------------------------------------------------------------------
     For strategic investment (maintenance and development of the business relationship)

   -------------------------------------------------------------------------------------------------------------------------
                                                                                                              Form No. 1 (1)


 Form No. 1 (2)

   --------------------------------------------------

    Company code of               7259                                ------------------------------------------------------
    issuing company                                                    Page number/Total page number          5/7
   --------------------------------------------------                 ------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                           Toyota Central R&D Labs., Inc.
    (Substantial Shareholder)
   -------------------------------------------------------------------------------------------------------------------------


   4. Breakdown of stock, etc. held by the submitter (h)

  -------------------------- ----------------------------- --------------------------------- ----------------------------------

                              Main Text of Article          Article 27-23, Paragraph 3,       Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                            Item 2
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
      Shares                       27,751    shares                    o    shares                      o          shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Warrants               o           o   shares                                          G                     shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Certificate of stock   o           o   shares                                          H                     shares
      acquisition rights
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Bonds with stock       o           o   shares                                          I                     shares
      acquisition rights
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Covered warrants       o           o                                                   J
      relating to
      applicable securities
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Depositary receipts
      representing
      ownership interest                 o
      in shares
  --- ---------------------- ----------------------------- --------------------------------- ---------------------------------
      Other related          E           o                                                   K
      depositary receipts
  --- ---------------------- ----------------------------- --------------------------------- ---------------------------------
      Bonds redeemable by    F           o                                                   L
      applicable securities
  --- ---------------------- ----------------------------- --------------------------------- ---------------------------------
      Total                  M     27,751    shares        N           o    shares           O         o          shares
  ----------------------------------------------------------------------------------------------------------------------------
  Number of shares, etc., which        P      o
  were transferred through a                                           Total number of issued and    S 289,229,898 shares
  margin transaction                                                   outstanding shares
  and which are to be deducted                                         (as of December 24, 2002)
  ------------------------------------ ------------------------      ---------------------------------------------------------
                                                                       Percentage of shares, etc.                  0.01      %
  Number of held shares, etc.,         Q     27,751                    held by the above-stated
       (Total)(M+N+O-P)                                                submitter
  ------------------------------------ ------------------------        (Q/(R+S)x100)
  Number of potentially diluted        R      o                      ---------------------------------------------------------
  shares held                                                          Percentage of shares, etc.                  0.01      %
    (A+B+C+D+E+F+G+H+I+J+K+L)                                          held stated in preceding
                                                                       report
  ----------------------------------------------------------------------------------------------------------------------------



5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)
-----------------------------------------------------------------------------------------------------------------------------

       Date               Kind of stock, etc.              Number             Distinction between           Unit Price
                                                                            acquisition and disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
Not applicable                                                           *o  Acquisition o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                         *o Acquisition  o Disposal
------------------- --------------------------------- ------------------ ------------------------------ -------------------
                                                                                                                      Form No.1 (2)

Form No. 1 (3)

   --------------------------------------------------
    Company code of               7259                                ------------------------------------------------------
    issuing company                                                    Page number/Total page number          6/7
   --------------------------------------------------                 ------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                           Toyota Central R&D Labs., Inc.
    (Substantial Shareholder)
   -------------------------------------------------------------------------------------------------------------------------


  6. Material agreements including security agreements related to the shares, etc. (j)
-------------------------------------------------------------------------------

   Not Applicable
-------------------------------------------------------------------------------


  7. Funds for acquiring held shares, etc. (k)
    (1) Breakdown of funds for acquisition

----------------------------------------------------------------------------------------------------------------------------

    Amount of own funds   T           o                              Total amount of       U         o
          (Y1,000)                                               borrowed funds (Y1,000)
   ----------------------------------------------------------- -------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------
    Other funds            Not Applicable
    (specifically)
   -------------------------------------------------------------------------------------------------------------------------
                                                                            Total amount of other    V    o
                                                                                funds (Y1,000)
                                                                          --------------------------------------------------

   --------------------------------------------------------------------------------------------------
    Total amount of funds for
    acquisition                                                           o
          (T+U+V) (Y1,000)
   --------------------------------------------------------------------------------------------------

   (2) Breakdown of loans

   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------

    Number         * Name (Name of        Type of         * Name of           * Location       "Purpose"        Amount
                       branch)            business     representative                             of           (Y1,000)
                                                                                               borrowing
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       1          Not Applicable                                                                  * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       2                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       3                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       4                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       5                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       6                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       7                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       8                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
       9                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
      10                                                                                          * 12
   ---------- ------------------------ -------------- ----------------- ---------------------- ----------- -----------------
                                                                                                                     Form No. 1 (3)


Form No. 1 (6)

   --------------------------------------------------
    Company code of               7259                                ------------------------------------------------------
    issuing company                                                    Page number/Total page number          7/7
   --------------------------------------------------                 ------------------------------------------------------

   ----------------------------------------------------------------        -------------------------------------------------
    Name of submitter                 Toyota Motor Corporation              Total number of                    2
    (Substantial Shareholder)                                               submitter and joint
                                                                            holders
   ----------------------------------------------------------------        -------------------------------------------------
                                                                           Submitting method          *   o. Jointly
                                                                                                          2. Others
                                                                           -------------------------------------------------

III. Summary List Regarding Submitter and Joint Holders
 1. Submitter and joint holders (n)

   -------------------------------------    -------------------------------------    ---------------------------------------

   Toyota Motor Corporation
   -------------------------------------    -------------------------------------    ---------------------------------------
   Toyota Central Research &
   Development Laboratories, Inc.
   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------

   -------------------------------------    -------------------------------------    ---------------------------------------



   2. Breakdown of stock, etc. held by the submitter and the joint holders (o)
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,       Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                            Item 2
  -------------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Shares                       65,586,300    shares               o    shares                     o           shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Warrants               o           o       shares                                          G                shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Certificate of stock   o           o       shares                                          H                shares
      acquisition rights
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Bonds with stock       o     4,738,675     shares                                          I                shares
      acquisition rights
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Covered warrants       D           o                                                       J
      relating to
      applicable securities
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Depositary receipts
      representing
      ownership interest                 o
      in shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Other related          E           o                                                       K
      depositary receipts
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Bonds redeemable by    F           o                                                       L
      applicable securities
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
      Total                  M     70,324,975    shares    N           o   shares                O           o    shares
  --- ---------------------- ----------------------------- --------------------------------- ----------------------------------
  ------------------------------------ ------------------------ ---- ---------------------------------------------------------
  Number of shares, etc.,              P           o
  which were transferred
  through a margin
  transaction and which
  are to be deducted
  ------------------------------------ ------------------------      ------------------------------- -------------------------
                                                                     Total number of issued and S    289,229,898 shares
                                                                     outstanding shares
                                                                     (as of December 24, 2002)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
  Number of held shares, etc.,         Q   70,324,975 shares
       (Total)(M+N+O-P)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
                                                                     Percentage of shares, etc.                 23.92       %
                                                                     held by the above-stated
                                                                     submitter
                                                                     (Q/(R+S)x100)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
  Number of potentially diluted        R     4,738,675 shares
  shares held

    (A+B+C+D+E+F+G+H+I+J+K+L)
  ------------------------------------ ------------------------      ------------------------------- -------------------------
                                                                     Percentage of shares, etc.                 25.37       %
                                                                     held stated in preceding
                                                                     report
  ------------------------------------ ------------------------      ------------------------------- -------------------------
Form No. 1 (6)